# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Manchester United plc, CIK 0001549107
CUSIP: G5784H106
Title of class of securities: Class A Ordinary Shares, Par Value $0.0005 Per Share
Address of issuer's principal executive offices: Sir Matt Busby Way, Old Trafford, Manchester, United Kingdom (X0), M16 0RA
Date of event which requires filing of this statement: 06/23/2026
Filed by CIK 0002139036
Persons authorized to receive notices and communications: c/o Manchester United plc, Old Trafford, Manchester, United Kingdom (X0), M16 0RA, 44 (0) 161 868 8000

## Reporting persons
- INEOS Services Limited (CIK 0001771044): type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); source of funds: other (OO); sole voting power 0; shared voting power 49,880,646; sole dispositive power 0; shared dispositive power 49,880,646; aggregate amount beneficially owned 49,880,646 (54.54% of the class)
- INEOS Limited (CIK 0002139036): type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); source of funds: other (OO); sole voting power 0; shared voting power 49,880,646; sole dispositive power 0; shared dispositive power 49,880,646; aggregate amount beneficially owned 49,880,646 (54.54% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Par Value $0.0005 Per Share
Name of issuer: Manchester United plc
Address of issuer's principal executive offices: Sir Matt Busby Way, Old Trafford, Manchester, United Kingdom (X0), M16 0RA
Comment:
Introductory Note

This statement on Schedule 13D ("Schedule 13D") relates to the beneficial ownership by the Reporting Persons (as defined below) of the Class A ordinary shares, par value $0.0005 per share (the "Class A ordinary shares") of Manchester United plc, a Cayman Islands company (the "Issuer"), whose principal executive offices are located at Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA.

This Schedule 13D also serves as amendment no. 2 to the statement on Schedule 13D filed on February 21, 2024 by James A. Ratcliffe, a natural person, and Trawlers Limited ("Trawlers"), a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe (the "Original Schedule 13D"), which was amended by amendment no. 1 ("Amendment No. 1"), which was jointly filed by James A. Ratcliffe, Trawlers and INEOS Services Limited, formerly known as INEOS Limited, a company limited by shares incorporated under the laws of the Isle of Man ("ISL").

This Schedule 13D is being jointly filed by ISL and INEOS Limited, a company limited by shares incorporated under the laws of the Isle of Man ("INEOS" and, together with ISL, the "Reporting Persons"), with respect to the Class A ordinary shares of the Issuer, pursuant to their joint filing agreement (the "Joint Filing Agreement") filed as Exhibit A to this Schedule 13D. The Original Schedule 13D and Amendment No. 1 are incorporated by reference as Exhibits B and C herein, respectively.

This Schedule 13D is being filed solely to reflect the addition of INEOS as a Reporting Person. As part of an internal reorganization to simplify the corporate structure of the wider INEOS group, James A. Ratcliffe, Andrew Currie and John Reece (the "INEOS Shareholders") interposed INEOS as the new holding company of the INEOS group (the "Reorganization"). INEOS is (i) owned and controlled by the INEOS Shareholders in the same proportions as their previous shareholdings in ISL and (ii) the sole (100%) shareholder of ISL. There has been no transfer by ISL of the Issuer's Class A ordinary shares and Class B ordinary shares, par value $0.0005 per share (the "Class B ordinary shares" and, together with the Class A ordinary shares, the "Ordinary Shares") in connection with the Reorganization - i.e., ISL remains the direct owner of the Ordinary Shares - and, accordingly, the indirect interest of the INEOS Shareholders in the Ordinary Shares has not changed.

## Item 2. Identity and Background
Name of person filing: This statement is being filed pursuant to Rule 13d-1 under the Act by the Reporting Persons.
Residence or business address: The address of the principal business and principal office of ISL is Hawkslease, Chapel Lane, Lyndhurst, Hampshire, SO43 7FG, United Kingdom. The address of the principal business and principal office of INEOS is Fort Anne, Douglas, IM1 5PD, Isle of Man.
Present principal occupation or employment: ISL, together with its subsidiaries and affiliates, is a global manufacturer of petrochemicals, specialty chemicals and other products derived from crude oil and natural gas and a developer of ancillary technologies. ISL also operates an energy, oil and gas exploration, production and transportation business, has consumer operations, including in the automotive sector, and manages a portfolio of interests in professional sports teams. ISL is a wholly owned subsidiary of INEOS. INEOS was incorporated in connection with the Reorganization and, following completion of the Reorganization, serves as the ultimate holding company of the INEOS group, holding 100% of the shares of ISL.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: The names, citizenship, business addresses, present principal occupations or employment and the names and addresses of any corporation or organization in which such employment is conducted of each of the directors and executive officers of ISL and each of the directors and executive officers of INEOS (such directors and executive officers, collectively, the "Listed Persons"), are set forth on Exhibit N hereto and incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in each of (i) Section 10 - "Source and Amount of Funds" of the Offer to Purchase dated January 17, 2024 (the "Offer to Purchase"), filed by James A. Ratcliffe and Trawlers on the Tender Offer Statement on Schedule TO with the SEC on January 17, 2024 (the "Schedule TO") and included herein as Exhibit D and (ii) the Introductory Note to Amendment No. 1 included herein as Exhibit C is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in each of (i) Item 4 of the Original Schedule 13D included herein as Exhibit B and (ii) Item 4 of Amendment No. 1 included herein as Exhibit C is incorporated by reference herein.

The Reorganization inserted a new holding company, INEOS, above ISL. As a result of the Reorganization, the INEOS Shareholders hold their indirect interests in the Class A ordinary shares through INEOS and its wholly owned subsidiary, ISL, rather than through ISL directly.

INEOS and ISL hold the Class A ordinary shares (indirectly, in the case of INEOS) for the same purposes, and with the same plans or proposals, that were set forth for James A. Ratcliffe and Trawlers in Item 4 of the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in Annex A attached herewith is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Annex A attached herewith is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons or, to the Reporting Persons' knowledge, none of the Listed Persons, has effected any transactions in Class A ordinary shares in the past 60 days, other than those described in the Introductory Note.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Reorganization, INEOS, which is owned by the INEOS Shareholders, has become the indirect beneficial owner of the Class A ordinary shares. There has been no change to ISL's direct record ownership of the Class A ordinary shares and the indirect interest of the INEOS Shareholders in the Class A ordinary shares remains the same. Due to that certain letter agreement between the INEOS Shareholders (see Item 6 below) with respect to the voting and disposition of the shares in the Issuer, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, only INEOS and ISL, and none of the INEOS Shareholders individually (notwithstanding the INEOS Shareholders' ownership positions in INEOS), has beneficial ownership of the Class A ordinary shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Each of (i) the information set forth in Item 6 of the Original Schedule 13D included herein as Exhibit B, (ii) the material terms of the Transaction Agreement, Governance Agreement, Voting Agreement, Equity Commitment Letter, Limited Guarantee and Registration Rights Agreement referred to in (i) and described in Section 13 - "Summary of the Transaction Agreement and Certain Other Agreements" of the Offer to Purchase included herein as Exhibit D and (iii) the information set forth in the introductory note to Amendment No. 1 included herein as Exhibit C, including the descriptions of the Assignment Agreement and the Transfer Agreement referred to therein, is incorporated herein by reference. The descriptions of the Transaction Agreement, Governance Agreement, Voting Agreement, Equity Commitment Letter, Limited Guarantee, Registration Rights Agreement, Assignment Agreement and Transfer Agreement are qualified in their entirety by the full texts of such agreements, which are included herein as Exhibits E, F, G, H, I, J, K and L and are incorporated herein by reference.

In connection with the Reorganization, the INEOS Shareholders have entered into an amendment of the letter agreement providing that any decisions pertaining to the voting or disposition of any shares in the Issuer held by ISL shall require a written direction from INEOS reflecting an affirmative vote by a majority of the INEOS Shareholders (the "Letter Agreement", attached hereto as Exhibit M).

To the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Annex A* - Number of Shares

Exhibit A*- Joint Filing Agreement, dated June 29, 2026, by and among the Reporting Persons.

Exhibit B - Statement on Schedule 13D filed by James A. Ratcliffe and Trawlers with the SEC on February 21, 2024, together with the exhibits thereto. sec.gov/Archives/edgar/data/1549107/000110465924025781/tm2333644d15_sc13d.htm

Exhibit C - Amendment No. 1 to the statement on Schedule 13D filed by James A. Ratcliffe, Trawlers and ISL with the SEC on December 19, 2024, together with the exhibits thereto. sec.gov/Archives/edgar/data/1549107/000095014224002965/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit D - Offer to Purchase, dated January 17, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by James A. Ratcliffe and Trawlers on January 17, 2024). sec.gov/Archives/edgar/data/1549107/000110465924004269/tm2333644d2_exh-99a1a.htm

Exhibit E - Transaction Agreement, dated as of December 24, 2023, by and among the Issuer, Trawlers and the Sellers (incorporated by reference to Exhibit 99.1 to the Issuer's Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).
sec.gov/Archives/edgar/data/1549107/000110465923129240/tm2333645d2_ex99-1.htm

Exhibit F - Governance Agreement, dated as of December 24, 2023, by and among the Issuer, Trawlers and the Sellers (incorporated by reference to Exhibit 99.2 to the Issuer's Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).
sec.gov/Archives/edgar/data/1549107/000110465923129240/tm2333645d2_ex99-2.htm

Exhibit G - Voting Agreement, dated as of December 24, 2023, by and among the Issuer, Trawlers and the Sellers (incorporated by reference to Exhibit 99.3 to the Issuer's Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023). sec.gov/Archives/edgar/data/1549107/000110465923129240/tm2333645d2_ex99-3.htm

Exhibit H - Equity Commitment Letter, dated as of December 24, 2023, by and between the Reporting Persons (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by James A. Ratcliffe and Trawlers on January 17, 2024).
sec.gov/Archives/edgar/data/1549107/000110465924004269/tm2333644d2_exh-99d4.htm

Exhibit I - Limited Guarantee, dated as of December 24, 2023, by and among the Issuer, James A. Ratcliffe and the Sellers (incorporated by reference to Exhibit 99.4 to the Issuer's Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).
sec.gov/Archives/edgar/data/1549107/000110465923129240/tm2333645d2_ex99-4.htm

Exhibit J - Registration Rights Agreement, dated as of February 20, 2024, by and among the Issuer, the Sellers and Trawlers (incorporated by reference to Exhibit 99.2 to the Issuer's Report of Foreign Issuer on Form 6-K filed with the SEC on February 21, 2024).
sec.gov/Archives/edgar/data/1549107/000110465924025734/tm2333645d9_ex99-2.htm

Exhibit K - Assignment Agreement, dated as of December 18, 2024, by and between ISL and Trawlers (incorporated by reference to Exhibit J to Amendment No. 1 to the statement on Schedule 13D filed by James A. Ratcliffe, ISL and Trawlers on December 19, 2024). sec.gov/Archives/edgar/data/1549107/000095014224002965/eh240570287_exj.htm

Exhibit L - Transfer Agreement, dated as of December 18, 2024, by and between ISL and Trawlers (incorporated by reference to Exhibit K to Amendment No. 1 to the statement on Schedule 13D filed by James A. Ratcliffe, ISL and Trawlers on December 19, 2024).
sec.gov/Archives/edgar/data/1549107/000095014224002965/eh240570287_exk.htm

Exhibit M*- Amended and Restated Letter Agreement between James A. Ratcliffe, Andrew Currie and John Reece, dated December 18, 2024, as amended and restated on June 23, 2026.

Exhibit N* - Directors and Executive Officers of INEOS and ISL.

________
* Filed herewith.

## Signatures
- INEOS Services Limited: /s/ Simon Morland, Simon Morland/Director (06/29/2026)
- INEOS Limited: /s/ Steven Quayle, Steven Quayle/Director (06/29/2026)